Exhibit (a)(6)

Ready Capital Corporation Announces Preliminary Results of Tender Offer

New York, New York, May 2, 2021 / PRNewswire / – Ready Capital Corporation (NYSE: RC) (“Ready Capital” or the “Company”) announced today the preliminary results of its tender offer for all outstanding shares of its 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (the “Series C Preferred Stock”), which expired at 5:00 p.m. New York City time on April 30, 2021. Based on the preliminary count by the paying agent for the tender offer, the Company expects to acquire approximately 445,320 shares of Series C Preferred Stock at a price of $25.14323 per share (which represents 100% of the $25.00 liquidation preference, plus accrued and unpaid dividends to, but not including, the purchase date) for a total cost of approximately $11.2 million. These shares represent approximately fifty-seven percent of the shares of Series C Preferred Stock outstanding.

The number of shares of Series C Preferred Stock to be purchased is preliminary. Final results for the tender offer will be determined subject to confirmation by the paying agent of the proper delivery of the shares validly tendered and not withdrawn by May 3, 2021 and any shares tendered through notice of guaranteed delivery being timely delivered. The final number of shares to be purchased will be announced following the expiration of the guaranteed delivery period and completion by the paying agent of the confirmation process. Payment for the shares of Series C Preferred Stock accepted for purchase will occur promptly thereafter.

American Stock Transfer & Trust Company, LLC is the paying agent and D.F. King & Co. Inc. is the information agent for the tender offer.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small to medium balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital employs over 500 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC.

Contact

Investor Relations
Ready Capital Corporation
(212) 257-4666
InvestorRelations@readycapital.com